April 20, 2011

VIA EDGAR

Mr. Daniel L. Gordon

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C.  20549

Re:	Simon Property Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
File No. 1-14469
Simon Property Group, L.P.
Form 10-K for the fiscal year ended December 31, 2010
File No. 333-11491

Dear Mr. Gordon:

This letter responds to your letter dated April 7, 2011, with respect to the periodic reports noted above.  For the sake of convenience, we have reproduced your comments below with our response following the comment.  In this response, unless the context requires otherwise, the words “we,” “our” and “us” refer to Simon Property Group, Inc. and its subsidiaries.  “Simon Property” refers specifically to Simon Property Group, Inc. and the “Operating Partnership” refers specifically to Simon Property Group, L.P.

Simon Property Group, Inc. and Simon Property Group, L.P.

Forms 10-K for the Year Ended December 31, 2010

Capital Expenditures on Consolidated Properties, page 82

1.          Comment:  In future filings, please describe the reasons for significant changes in types of capital expenditures and significant changes in capital expenditures overall.  In addition, please include a discussion of expectations for the future and discuss the impacts of significant changes in capital expenditures from year to year and the impact on earnings.

We will disclose in future filings, to the extent relevant and material to an understanding of our operations, the reasons for significant changes in types of capital expenditures and for changes in the aggregate.  We will include in future filings our estimated return on invested capital, which currently ranges from 8-12%.  Further, we will continue to disclose our anticipated return for development projects in the Supplemental Information Package which we furnish on a Current Report on Form 8-K each quarter.  As to expectations for capital expenditures, we provided information on pages 82 and 83, disclosing the amount of expected development activity related to both domestic and international development, expansions and renovation and our share of the expected costs.  Additionally, we discuss the expected methods of funding such activity.  As these assets are generally long-lived (15-35 years) in nature, the primary direct impact of such capital expenditures incurred in our development activity on our earnings is the depreciation expense we incur upon the placement of the assets into service. We also recognize the operational impact, which depends on the performance of the project, once the center is open and operating.

2.          Comment:  We note from your critical accounting policy on page 72 that salaries and related costs are capitalized in conjunction with the development and leasing of properties. Please tell us, and disclose in future filings, the amounts of salaries and related costs and other general and administrative costs that are capitalized each year, whether they relate to development or leasing activities, and what percentage of total salaries and related costs these costs represent.  We believe this information should be included with the table that you have included on page 82 with an analysis of significant fluctuations in capitalized soft costs such as interest, payroll and other G&A costs.

We will disclose in future filings, to the extent relevant and material to an understanding of our operations, information related to the amount of salaries and related costs and other general and administrative costs capitalized in connection with development or leasing activities and discuss significant fluctuations and drivers of such costs. For the information of the staff, during the year ended December 31, 2010, we capitalized internal leasing and development costs of $50.5 million representing 31.6% of our total reported home and regional office costs before such capitalization.  These costs are included in the table on pages 82 and 83.

Investments in Unconsolidated Entities, page 112

3.          Comment:  Please tell us how you considered your potential continuing involvement in Simon Ivanhoe, disclosed on page 82, when determining the amount of gain to be recognized on the sale of your interest in Simon Ivanhoe.

As disclosed, we, along with our joint venture partner, sold our entire interests in the entity, Simon Ivanhoe, which owned seven shopping centers in operation at the time of closing located in France and Poland, to Unibail-Rodamco.  We retain no ownership interest in this entity or the seven properties.  We and our former partner have a contractual right by which we could elect to participate with Unibail-Rodamco in the development of up to five new retail projects which were in the Simon Ivanhoe development pipeline.  If we exercise this right, any ownership in these properties will be through new entity structures unrelated to the Simon Ivanhoe entity and will require new capital contributions by us and our partner.

In determining the amount of the gain to be recognized, we reviewed the criteria for recognizing profit on a real estate sale under ASC 360-20-40 (formerly FASB Statement No. 66) and determined that we have no continuing involvement in the sold entity and have not retained substantial risks or rewards of ownership of its assets.  Further, we have no performance obligations with respect to the development of up to five additional properties.  If the five additional properties are developed and we elect to participate in one or more of these projects, we would be required to invest new capital in the venture and our involvement would be determined by and based on the distinct merits and expected returns of those projects and are not linked to or dependent on our prior Simon Ivanhoe holdings.

Indebtedness and Derivative Financial Instruments

4.          Comment:  We note from your disclosure on page 113 that indebtedness on 31 of your encumbered properties, as well as your unsecured indebtedness, are subject to various financial performance covenants, and from your disclosure on the top of page 114 that you are in compliance with all covenants on your unsecured debt. Please tell us, and in future filings disclose, whether you are in compliance with all covenants on your secured debt as well.

We are in compliance with and will disclose in future filings any non-compliance with secured debt covenants where there could be a material adverse impact on our financial position, results of operations or cash flows.  Such disclosure will consider the impact of such defaults under any acceleration or cross-default provisions in other financing arrangements.  As discussed in our periodic reports, our secured debt is substantially all non-recourse and, accordingly, we do not have any material liability on the secured debt and as such, any loss is limited to our ownership interest in the mortgaged properties.

5.          Comment:  We note from your disclosure on page 113 that you have 12 pools of cross-defaulted and cross-collateralized mortgages encumbering a total of 52 properties.  In future filings, please consider specifically discussing, within your discussion of liquidity and capital resources, any material near-term maturities of cross-defaulted and cross-collateralized mortgages, including the amounts due, how you intend to repay such debt, and the amount of debt accelerations that could triggered by a default on that debt.

In future filings, we will include in our discussion of liquidity and capital resources, to the extent relevant and material to an understanding of our operations, the impact of near-term maturities of material cross-defaulted and cross-collateralized mortgage obligations including the amounts due, potential accelerations and our intent with respect to repayment. As noted in response 4. above, our secured debt is non-recourse and we do not have any material liability on the debt and as such, any loss is limited to our ownership interest in the mortgaged properties. We provide extensive information on all of our mortgaged properties on an instrument by instrument basis in our Supplemental Information Package that is furnished on a Current Report on Form 8-K each quarter, as well as in a separate schedule included within Item 1 to our Annual Report on Form 10-K.

As you requested in your letter, the undersigned, on behalf of Simon Property and the Operating Partnership acknowledges that:

•                  the companies are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of assistance in answering any additional questions in connection with this response, please call me at (317) 685-7363 or in my absence, James M. Barkley at (317) 263-7083.

Very truly yours,

/s/ Stephen E. Sterrett

Stephen E. Sterrett
Executive Vice President
and Chief Financial Officer

cc:	James M. Barkley, Esq.
Eric McPhee